UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 7, 2012

Commission file number 1- 33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report

This Report on Form 6-K describes certain recent developments relating to the business of Teekay Tankers Ltd.

Recent Developments

Tanker Market

Average crude tanker spot freight rates weakened during the second half of 2011. An oversupply of vessels relative to tanker demand was the main factor that weighed upon tanker rates. The oversupply was attributed to a relatively high number of new tanker deliveries scheduled for 2011, coupled with a slowdown in scrapping compared to 2010. Spot tanker rates showed some strengthening towards the end of 2011 and into early 2012 as a result of weather-related transit delays, the return of Libyan crude production and an increase in average voyage distances resulting from growth in Atlantic-sourced crude oil shipments to China. According to the average forecasts from the International Energy Agency (IEA), U.S. Energy Information Administration (EIA) and OPEC, global oil demand is expected to increase by 1.1 million barrels per day in 2012, which should lead to growth in tanker demand. However, with tanker supply growth expected to match demand growth for much of 2012, the current seasonal strength is expected to give way to spot tanker rate weakness and volatility similar to that experienced in 2011. These conditions are expected to persist through much of 2012 before an anticipated reduction in tanker supply growth begins to provide support for stronger rates in the latter part of the year.

Cash Dividend for Third and Fourth Quarters

On November 9, 2011, we declared a quarterly dividend of $0.15 per share of our Class A common stock for the third quarter of 2011, representing a total cash dividend of $9.3 million. This dividend was paid on November 28, 2011 to all stockholders of record as of November 21, 2011.

On February 7, 2011, we declared a quarterly dividend of $0.11 per share for the quarter ended December 31, 2011, representing a total cash dividend of $6.8 million, excluding dividend amounts payable on shares issued pursuant to our proposed public offering of Class A common stock. This dividend is payable on February 28, 2012 to all stockholders of record as of February 21, 2012.

Charter Arrangements

During the three months ended September 30, 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties and we traded these two Aframax tankers in the Aframax pool. One of the time-charter in contracts commenced on July 25, 2011 for a period of six months, and the second time-charter in contract commenced on August 14, 2011 for a period of four months. Both of the time-charter in contracts were at a fixed rate of $14,000 per day for their respective firm periods and included options to extend at escalating rates. During the quarter ended December 31, 2011, we renegotiated these time-charter in contracts to fixed rates of $10,000 and $10,500 per day, respectively, for initial three-month charter-in periods, which commenced on December 14, 2011 and January 24, 2012, respectively. Both contracts also include options, exercisable by us, to extend the charter period at escalating rates.

During the three months ended September 30, 2011, we entered into two time-charter out agreements, one for 36 months and one for 12 months, for two of our owned Aframax tankers that were previously trading in the Aframax pool. The time-charter out contracts, which commenced on July 15 and August 13, 2011, are at fixed rates of approximately $18,000 and $17,250 per day, respectively.

During the three months ended December 31, 2011, the fixed-rate time-charter out contracts for three of our Aframax tankers, with average fixed rates of approximately $26,000 per day, expired. We extended the current time-charter out contract for one of the three tankers for an additional two years at a rate of $17,000 per day. The remaining two tankers are currently participating in and are expected to continue to participate in the Aframax pool, unless new time-charter contracts are arranged. There is no assurance we will time-charter out these vessels.

Unaudited Preliminary Fourth Quarter 2011 Results

During the quarter ended September 30, 2011, our spot-trading Aframax tankers and spot-trading Suezmax tankers generated average time-charter equivalent (or TCE) pool-adjusted rates of $10,704 per day and $8,582 per day, respectively. For the quarter ended December 31, 2011, we estimate that our spot-trading Aframax tankers and spot-trading Suezmax tankers generated average TCE pool-adjusted rates of approximately $8,500 per day and $13,000 per day, respectively.

We have not completed our financial statements for the quarter ended December 31, 2011. However, based on our internal accounting records for the quarter ended December 31, 2011, we believe that our total revenues were approximately $28.1 million and our income from operations were approximately $1.2 million, compared to total revenues of $29.7 million and loss from operations of $9.6 million for the quarter ended September 30, 2011. The decrease in our total revenues primarily relates to the reduction in average TCE rates and revenue days for our time-charter out fleet and the reduction in realized spot tanker rates (partially offset by an increase in the number of revenue days) for our spot-rate Aframax fleet during the quarter ended December 31, 2011, compared to the quarter ended September 30, 2011. The increase in our income from operations for the quarter ended December 31, 2011 primarily relates to a goodwill impairment charge that we recognized in the quarter ended September 30, 2011. Excluding the impact of the change in fair value of interest rate swaps and the goodwill impairment charge recognized in the quarter ended September 30, 2011, we expect earnings per share to decrease for the quarter ended December 31, 2011 as compared to the quarter ended September 30, 2011.

The foregoing results of operations for the quarter ended December 31, 2011 are preliminary and have not been audited or reviewed by our independent registered public accounting firm. Our reported results may differ from our unaudited preliminary results.

Gemini Pool

Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. As of February 1, 2012, the Gemini Pool consisted of 18 tankers, including three of our vessels. On February 1, 2012, the current pool participants entered into a revised Gemini Pooling Agreement (which primarily provides for future increased daily fees and revised working capital contribution amounts) and the pool participants and Teekay Corporation also agreed to share ownership of Gemini Tankers LLC, the pool operator. Certain terms of the new agreement are described below.

Participation in and Management of the Gemini Pool. A participating Suezmax tanker will no longer participate in the Gemini Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.

Gemini Tankers commercially manages the Gemini Pool by providing chartering and marketing services for all participating vessels. Vessel owners remain responsible for the technical management of their vessels in the Gemini Pool, and a Teekay Corporation subsidiary provides these technical services with respect our vessels pursuant to a long-term management agreement.

Allocation of Gemini Pool Earnings. The Gemini Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels participating in the Gemini Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated primarily according to the number of days the respective vessels are in the pool.

Commercial Management Fee and Working Capital Payments. Gemini Tankers provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day

(which will increase to $325 per vessel per day commencing July 1, 2012) plus 1.25% of the gross revenues attributable to the participant’s vessels. Vessel owners advance to Gemini Tankers for working capital purposes upon delivery of a vessel to the Gemini Pool an amount equal to $2.0 million less the then market value of the bunker fuel on board the vessel upon delivery, and may be required to advance additional working capital funds from time to time. Working capital advances will be returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies and taking into account the market value of bunker fuel on board the vessel upon withdraw.

Term and Termination. There is no specific expiration date for the Gemini Pooling Agreement. However, the pool may be wound up upon unanimous agreement of all participants or upon at least 90 days advance notice by Gemini Tankers. A pool participant may withdraw from the Gemini Pool upon at least 30 days’ notice and shall cease to participate in the pool if, among other things, it materially breaches the Gemini Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 7, 2012

	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer